Aames 2000-2

Mortgage Pass-Through Certificates

REO Report for May 25, 2001 Distribution
REO Report - Mortgage Loans that Become REO During Current Distribution
SUMMARY			LOAN GROUP

Total Loan Count = 2			Loan Group 1 = Fixed Group; REO Book Value = Not Available
Total Original Principal Balance = 300,500.00			Loan Group 2 = Adjustable 1 Group; REO Book Value = Not Available
Total Current Balance = 83,000.00			Loan Group 3 = Adjustable 2 Group; REO Book Value = Not Available
REO Book Value = Not Available

REO Book Value reported corresponds to total REO loans, including loans that become REO during current distribution.

Loan Number	Original	Stated		Current	State &
&	Principal	Principal	Paid to	Note	LTV at	Original	Origination
Loan Group	Balance	Balance	Date	Rate	Origination	Term	Date

9823174 2	217,500.00	-	Dec-01-00	13.200%	VA - 75.00%	360	Sep-18-00
9828478 2	83,000.00	83,000.00	Oct-01-00	12.125%	FL - 65.90%	360	Oct-02-00

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